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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50451

RECEIVED MAR 01 2002 WASH. D.C. 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pedestal Capital Markets Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 K Street Suite 600
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name - if *individual, state last, first, middle name)*

1300 K Street NW	Washington	DC	20005
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pedestal Capital Markets Inc., as of December 31, 20 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 K Street, N.W. 800W
Washington DC 20005-3333
Telephone (202) 414 1000

Report of Independent Accountants

To the Board of Directors of
Pedestal Capital Markets, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pedestal Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Pedestal Inc., at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company ceased operations in August 2001. The Company and its Parent have suffered recurring losses and negative cash flows from operations since inception. The Company's Parent is winding up its operations. Management's plans regarding this are also described in Note 1. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2002

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 10,000
Total assets	$ 10,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Total liabilities	$ 0
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	26,053,416
Accumulated deficit	(26,043,426)
Total stockholder's equity	10,000
Total liabilities and stockholder's equity	$ 10,000

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues	
Transaction fees	$ 475,755
Total revenues	475,755
Expenses:	
Clearance fees	302,599
Depreciation	3,474
Management fees	507,256
Write-off of amount recoverable from Parent (Note 4)	79,176
Total expenses	892,505
Net loss	$ (416,750)

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2000	1,000	$ 10	$ 26,053,416	$ (25,626,676)	$ 426,750
Net loss	-	-	-	(416,750)	(416,750)
Balance at December 31, 2001	1,000	$ 10	$ 26,053,416	$ (26,043,426)	$ 10,000

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

Cash flows used in operating activities:		
Net loss	$	(416,750)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		3,474
Changes in assets and liabilities:		
Decrease in accounts receivable from DBSI		276,216
Decrease in accounts payable to DBSI		(561,496)
Decrease in accrued expenses		(32,000)
Decrease in due to Parent		(261,758)
Net cash used in operating activities		(992,314)
Net decrease in cash and cash equivalents		(992,314)
Cash and cash equivalents, at beginning of period		1,002,314
Cash and cash equivalents, at end of period	$	10,000

The accompanying notes are an integral part of these financial statements.

PEDESTAL CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

---

1. Organization

Pedestal Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of Pedestal Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. At December 31, 2001, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under 15c3-3 (k)(2).

The Company's revenue was derived from transaction fees earned in conjunction with To Be Announced-Mortgage Backed Securities ("TBA-MBS") transactions. The Parent operated an Internet business-to-business marketplace, located at www.pedestal.com, that facilitated trading of mortgage loans and mortgage related products in the U.S. secondary mortgage market. As discussed in Note 3, in February 2000, the Company and the Parent entered into transactions with Deutsche Bank Securities, Inc. ("DBSI") and an affiliate of DBSI to facilitate trading of TBA-MBS securities through the Parent's online marketplace (Note 3). The Company and the Parent had also entered into an agreement with DBSI for DBSI to perform certain back-office services for the Company's customers in conjunction with TBA-MBS transactions for specified fees. As also discussed in Note 3, this agreement was terminated in March 2001. The Company has been dependent upon the contractual agreements with DBSI for all of its revenue and ceased operations in August 2001.

The financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2001, the Company incurred net losses of $416,750 and had negative cash flows from operations of $992,314. As mentioned above, in August 2001, the Company ceased operations, and its Parent, upon which the Company is dependent, also intends to cease operations effective March 31, 2002 and is developing plans to liquidate. Management is currently considering various alternatives for the Company and as such, at this stage, the future of the Company is uncertain. These factors raise substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

Continued

amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenue is derived from transaction fees earned in connection with mortgage related products transactions on a trade-date basis. The Company recognizes revenue when services are provided, provided that evidence of an agreement exists, the terms of the agreement are fixed and determinable and collection is probable.

Fixed Assets
The cost of fixed assets is depreciated on a straight-line basis over the estimated useful lives of the related assets. The useful life of assets ranges from three to seven years.

Income Taxes
The Company applies the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

3. Agreements with Deutsche Bank Securities, Inc.

In February 2000, the Company and Parent entered into certain equity and operating agreements with Deutsche Bank Securities, Inc. ("DBSI") and a DBSI-affiliated company. Under the terms of the Engagement Agreement between the Company and DBSI, the Company had expanded the mortgage products available via its Parent's mortgage marketplace to include TBA-MBS securities traded through DBSI. The Company received fees from DBSI payable monthly based on the volume of TBA-MBS securities traded by DBSI both as a dealer for its own accounts and as a broker on behalf of third parties (whether through the internet site or otherwise). The revenue recognized from these transactions in the year ended December 31, 2001 is $475,755.

The Company also engaged DBSI to perform certain back office services for the Company's customers in conjunction with TBA–MBS transactions for specified fees payable quarterly.

Continued

The amount paid to DBSI for the year ended December 31, 2001 for clearance fees was $302,599.

On March 21, 2001, DBSI terminated the Engagement Agreement and ceased all arrangements with the Company.

4. Related Party Transactions

The Company maintains a current account with the Parent relating to expenses paid by the Parent on behalf of the Company. During the year ended December 31, 2000, the Parent incurred or paid certain expenses on behalf of the Company totaling $809,855 that consisted of management fees and clearance fees incurred by the Company. During the year ended December 31, 2001, the Company paid the Parent $1,151,818 relating to such expenses to the Parent during the year. The amounts paid that were in excess of the expenses incurred or paid by the Parent on behalf of the Company were recoverable from the Parent. As discussed in Note 1, the Parent expects to cease operations effective March 31, 2002 and is developing plans to liquidate. Accordingly, during the year, the Company has written off an amount of $79,176 that remained recoverable from the Parent.

5. Income Taxes

The Company files a consolidated federal income tax return with its Parent. The federal and state income taxes presented in this section are calculated as if the Company filed separate tax returns.

The current and deferred portions of the income tax benefit are included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting For Income Taxes". For the twelve months ended December 31, 2001, the Company did not have any current or deferred provisions for Federal and state income taxes.

Continued

At December 31, 2001, the deferred tax asset balance consisted of

		December 31, 2001
Net operating loss carry forwards	$	11,950,725
Other		3,808
Gross deferred tax assets		11,954,533
Deferred tax asset valuation allowance		(11,954,533)
Net deferred tax asset	$	-

If the Company filed a separate tax return, as of December 31, 2001, the Company would have cumulative net operating losses of approximately $26.05 million for both federal and state tax purposes. The net operating losses will begin to expire in 2019. In addition, the Company has provided a full valuation allowance against its gross deferred tax asset because their realization is not certain.

6. Net Capital Requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 times its net capital, as those terms are defined in the rule. The rule may also limit the circumstance's under which the Company may declare dividends. At December 31, 2001, the Company's net capital was $10,000, which was $5,000 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.

SUPPLEMENTARY SCHEDULE

PEDESTAL CAPITAL MARKETS, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2001

Net Capital:	
Stockholders' equity	$ 10,000
Less non-allowable Fixed assets (net)	-
Net capital before haircuts	10,000
Haircuts	-
Net capital	$ 10,000
Aggregate indebtedness	$ 0
Net capital requirements (greater of 6-2/3% of aggregate indebtedness, or $5,000)	$ 5,000
Net capital in excess of requirement	$ 5,000
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 5,000
Ratio of aggregate indebtedness to net capital	0

There are no material differences from the Company's computation included in the Company's Part IIA of Form X-17A-5 (un-audited FOCUS Report) as of December 31, 2001.

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
Pedestal Capital Markets, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pedestal Capital Markets, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

We note that the Company ceased operations during August 2001 and is currently dormant.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, during the period that the Company had continued operations, i.e. prior to August 2001, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. The Company ceased operations in August 2001 and due the fact the fact that there was minimal activity since then, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2002

PRICEWATERHOUSECOOPERS

PEDESTAL CAPITAL MARKETS, INC.

(A WHOLLY OWNED SUBSIDIARY OF PEDESTAL INC.)

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2001

and

REPORT OF INDEPENDENT ACCOUNTANTS THEREON

and

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL